Exhibit 11

INTERNATIONAL PAPER COMPANY

STATEMENT OF COMPUTATION OF PER SHARE EARNINGS

(Unaudited)

(In millions, except per share amounts)

	Three Months Ended March 31,
	2005	2004
Earnings from continuing operations	$77	$51
Discontinued operations	—	22

Net earnings	77	73
Effect of dilutive securities	—	—

Net earnings - assuming dilution	$77	$73

Average common shares outstanding	486.1	484.4
Effect of dilutive securities
Profit sharing plan	1.5	—
Stock options	1.3	3.0

Average common shares outstanding - assuming dilution	488.9	487.4

Earnings per common share from continuing operations	$0.16	$0.10
Discontinued operations	—	0.05

Net earnings per common share	$0.16	$0.15

Earnings per common share from continuing operations - assuming dilution	$0.16	$0.10
Discontinued operations	—	0.05

Net earnings per common share - assuming dilution	$0.16	$0.15

Note: If an amount does not appear in the above table, the security was antidilutive for the period presented.